TITAN INTERNATIONAL, INC.

May 6, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Titan International, Inc.
Registration Statement on Form S-4
Filed March 24, 2014
File No. 333-194761

Ladies and Gentlemen:

In connection with the above-referenced registration statement filed by Titan International, Inc., an Illinois corporation (the “Company”), relating to a proposed offer (the “Exchange Offer”) by the Company to exchange up to $400,000,000 aggregate principal amount of the Company’s 6.875% Senior Secured Notes due 2020 and the guarantees thereof by four of the Company’s 100% owned subsidiaries named in the registration statement (together with the Company, the “Co-Registrants”) for up to $400,000,000 aggregate principal amount of the Company’s outstanding unregistered 6.875% Senior Secured Notes due 2020, the following is provided in response to your letter dated April 16, 2014. For convenience of reference, your comments are set forth below, followed by our response.

General

1. Provide in a letter on the letterhead of Titan International, Inc. signed by an officer before the registration statement’s effectiveness the statements and representations for the exchange offer specified in our no action letters to Exxon Capital Holdings Corp., April 13, 1988; Morgan Stanley & Co. Inc., June 5, 1991; and Shearman & Sterling, July 2, 1993.

RESPONSE:

A supplemental letter signed by the Co-Registrants and containing the required disclosure and representations is attached hereto as Annex A.

2. Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus’ outside front cover page and throughout the registration statement that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

RESPONSE:

We confirm that the offer will be open for at least 20 full business days in compliance with Rule 14e-1(a) of the Exchange Act.

Incorporation by Reference and Additional Information, page 1

3. We note that you have not incorporated by reference several Forms 8-K filed since the end of the fiscal year covered by your 2013 Form 10-K. Please see Item 11(a)(2) of Form S-4, and revise.

RESPONSE:

The Forms 8-K filed January 2, 2014, January 28, 2014 and April 24, 2014 (Film Number 14781981) have been incorporated by reference. The Forms 8-K dated February 20, 2014 and April 24, 2014 (Film Number 14780070) have not been incorporated by reference because pursuant to General Instruction B(2) of Form 8-K, the information therein is deemed to be furnished and not filed.

Forward-Looking Statements, page 2

4. Since the exchange offering is a tender offer, you are ineligible to rely on the safe harbor provision. See Section 27(A)(b)(2)(C) of the Securities Act. Delete the phrase “In connection with the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995.” Alternatively, revise the disclosure to make clear that you are ineligible to rely on the safe harbor.

RESPONSE:

The disclosure at page 2 has been revised as requested.

Expiration, Extension and Amendment, page 33

5. You reserve the right “to delay accepting any Outstanding Notes.” Disclose in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

RESPONSE:

The disclosure has been revised as requested. We confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

6. You reserve the right “to extend the exchange offer.” Disclose that you will make a public announcement of any extension of the exchange offer no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date as required by Rule 14e-1(d) under the Exchange Act. Additionally, advise us how oral notice of any extension is reasonably calculated to reach holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.

RESPONSE:

The disclosure has been revised as requested and provides that written notice will be made by press release or other written public announcement. The Company believes that there are a limited number of holders and any oral notice of extension is intended to be a courtesy to holders and supplemental to written notice.

7. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

RESPONSE:

We confirm that the Company will disclose the approximate number of notes tendered to date with a public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Conditions to the Exchange Offer, page 33

8. We note your statement in the subsection entitled “General conditions” that you may terminate the offer before acceptance of the outstanding notes if any of the listed conditions has occurred. Please note that all offer conditions, except those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your language accordingly.

RESPONSE:

The disclosure has been revised as requested.

9. We note the statement “A failure on our part to exercise any of the above rights will not constitute a waiver of that right, and that right will be considered an ongoing right which we may assert at any time and from time to time.” You may not waive implicitly an exchange offer condition by failing to assert it. If you decide to waive an exchange offer condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

RESPONSE:

The disclosure has been revised as requested.

10. We note that you may determine in your “sole discretion” whether any of the general conditions to the exchange offer have occurred. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

RESPONSE:

The disclosure has been revised as requested.

Procedures for Tendering, page 34

11. You reserve the right “to waive any defect, irregularities or conditions of tender as to any particular Outstanding Notes.” Revise to indicate that if you waive any condition of the exchange offer, you will waive the condition for all outstanding notes.

RESPONSE:

The disclosure has been revised as requested.

When We Will Issue Exchange Notes, page 35; Return of Outstanding Notes Not Accepted or Exchanged, page 35

12. Please clarify in each of these sections that you will issue new notes or return any outstanding notes not accepted for exchange “promptly” after expiration or termination of the exchange offer as required by Rule 14e-1(c). It is not sufficient to state that you will do so “as promptly as practicable.”

RESPONSE:

The disclosure has been revised as requested.

Note Guarantees, page 41

13. We note the disclosure here and elsewhere that the note guarantee of a guarantor will be automatically released when the guarantor ceases to own any interest in the collateral. Provide us your analysis why this should be considered a release under customary circumstances in reliance on Rule 3-10 of Regulation S-X and why it is appropriate for you to characterize the subsidiary guarantees as full and unconditional.

RESPONSE:

Paragraph 2510.5 of the Division’s Financial Reporting Manual provides that a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guaranty to be released automatically under customary circumstances may rely on Rule 3-10 of Regulation S-X, provided the other requirements of Rule 3-10 are met. The sale by a subsidiary of all of its assets is listed in paragraph 2510.5 as a customary circumstance in which Rule 3-10 of Regulation S-X is available.

Each of the subsidiary guarantors is a manufacturer that uses many large pieces of equipment in the manufacturing process. These pieces of equipment can be very difficult and expensive to move and are located in the buildings and on the land which constitute the collateral. Each of the subsidiary guarantors is located at a site where similar manufacturing has been occurring for many decades through various owners. The land and buildings of the subsidiary guarantors are an integral part of the assets used in manufacturing at these entities. Therefore, the sale by a subsidiary guarantor of the interest in the collateral is analogous to the sale of all assets in the customary circumstances described in paragraph 2510.5 of the Financial Reporting Manual.

The subsidiary guaranties satisfy the other requirements of Rule 3-10 and pursuant to paragraph 2510.4 of the Financial Reporting Manual, provide that the subsidiary guarantors have a joint and several unconditional obligation to make scheduled payments if the Company fails to do so. The indenture provides that the subsidiary guarantees are unconditional, irrespective of the validity, regularity or enforceability of the notes or the related indenture, the absence of any action to enforce the same, any waiver or consent by any holder of the notes with respect to any provisions of the notes or the indenture, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

For these reasons, the Company believes that it is appropriate to characterize the subsidiary guarantees as full and unconditional for purposes of Rule 3-10.

Certain United States Federal Tax Considerations, page 84

14. Revise this section’s heading and first sentence to remove the word “certain” because the word “certain” may suggest that you have not included disclosure of all material U.S. federal tax considerations. Similarly, revise the last paragraph under “Consequences of Tendering Outstanding Notes.”

RESPONSE:

The disclosure has been revised as requested.

Consequences of Tendering Outstanding Notes, page 84

15. Revise the disclosure to provide “will not,” “will have,” and “will be” conclusions rather than “should not,” “should have,” and “should be” conclusions on the U.S. federal income tax consequences of the exchange offer. We note disclosure on the prospectus’ outside front cover page and elsewhere that the exchange offer “will not” be a taxable event for U.S. federal income tax purposes.

RESPONSE:

The disclosure has been revised as requested.

16. Delete the disclaimer that the discussion is “for general information only.” This language may suggest that you do not have full responsibility under the federal securities laws for the discussion.

The disclosure has been revised as requested.

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Please contact Barbara Bowman of Bodman PLC at (248) 743-6000 (facsimile: (248) 743-6002, e-mail bbowman@bodmanlaw.com) with any questions you may have.

Very truly yours, Titan International, Inc. Titan Wheel Corporation of Illinois Titan Tire Corporation Titan Tire Corporation of Bryan Titan Tire Corporation of Freeport

By:	/s/ Cheri T. Holley
Cheri T. Holley
General Counsel

Annex A

TITAN INTERNATIONAL, INC.

VIA EDGAR

May 6, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Titan International, Inc.
Registration Statement on Form S-4
Filed March 24, 2014
File No. 333-194761

Ladies and Gentlemen:

In connection with the above-referenced registration statement filed by Titan International, Inc., an Illinois corporation (the “Company”), relating to a proposed offer (the “Exchange Offer”) by the Company to exchange up to $400,000,000 aggregate principal amount of the Company’s 6.875% Senior Secured Notes due 2020 and the guarantees thereof by four of the Company’s 100% owned subsidiaries named in the registration statement (together with the Company, the “Co-Registrants”) for up to $400,000,000 aggregate principal amount of the Company’s outstanding unregistered .875% Senior Secured Notes due 2020, the following is provided supplementally in response to your letter dated April 16, 2014.

(a)	the Co-Registrants are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), as interpreted in the Commission’s letters to Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993);

(b)	the Co-Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes or the guarantees thereof and, to the best of the Co-Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(c)	the Co-Registrants will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the registration statement (the “Prospectus”), that:

(i)	any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(ii)	any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(d)	the Co-Registrants acknowledges that any secondary resale transaction, as described in clause (c)(i) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(e)	the Co-Registrants will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder that:

(i)	the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Private Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(ii)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(iii)	the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(iv)	the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (e)(iii) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Private Notes or interests therein originally acquired by such holder directly from the Company should be covered by an effective registration statement and must comply with the registration requirements of the Securities Act,

(v)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Company, and

(vi)	in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Private Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(f)	the Co-Registrants will commence the Exchange Offer when the registration statement is declared effective by the Commission;

(g)	the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Co-Registrants will keep the registration statement effective for up to 180 days, will not require the Co-Registrants to maintain an “evergreen” registration statement; and

(h)	the Exchange Offer will be conducted in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

Very truly yours, Titan International, Inc. Titan Wheel Corporation of Illinois Titan Tire Corporation Titan Tire Corporation of Bryan Titan Tire Corporation of Freeport

By:	/s/ Cheri T. Holley
Cheri T. Holley
General Counsel